Exhibit 99.1

Focus Media Announces Analyst Day Schedule

Shanghai, China, June 16, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, today announced the schedule of Focus Media Analyst Day, which will be hold on Monday June 30, 2008.

The schedule is as below:

Time:	Monday, June 30, 2008
Location:	29/F, No. 369 Jiangsu Road, Shanghai, P R China
Schedule:
1:00 p.m. – 2:00 p.m.	Corporate Business Overview
	By:	Jason Jiang (Executive Chairman of Board)
Dr. Zhi Tan (Chief Executive Officer)
Daniel Wu (Chief Financial Officer)
2:00 p.m. – 3:00 p.m.	Internet Business Session
	By:	David Zhu (CEO of Allyes)
3:00 p.m. – 4:00 p.m.	Client Session
	By:	Cindy Chan (Chief Strategy Officer)
Advertising Client
4:00 p.m. – 5:00 p.m.	Q&A on Financials
	By:	Daniel Wu (Chief Financial Officer)
July Wang (Controller)
6:00p.m. – 7:30 p.m.	Dinner R.S.V.P.

The Company will host a conference call for the first hour of the Analyst Day meetings, covering the corporate business overview session, from 1:00 p.m. to 2:00 p.m. Beijing time on June 30, 2008. This conference call will be in listen-only mode. The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1-866-271-6130, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8894; Pass code: 73293354.

A replay of the call will be available from June 30, 2008 until July 7, 2008. The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 34040286. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

For registration to this event, please contact Focus Media investor relations department, email ir@focusmedia.cn, phone +86 -21-32124661 ext 6607, Fax +86 -21- 52400228. This Analyst Day’s schedule is also available on our investor relations website: ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of March 31, 2008, Focus Media’s digital out-of-home advertising network had approximately 119,200 LCD display in its commercial location network, approximately 61,400 LCD displays in its in-store network and 246,900 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

Investor and Media contact:
Jie Chen
Tel: +86 21 32124661 (x 6607)
Email: ir@focusmedia.cn